

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2005

Mr. Peter C. Dougherty
Vice President and Chief Financial Officer
Meridian Gold, Inc.
9670 Gateway Drive
Reno, NV 89521-3952

      Re: **Meridian Gold, Inc.**
                 Form 40-F for Fiscal Year Ended December 31, 2004
                 Filed March 28, 2005
                 Response Letter Dated December 9, 2005
                 File No. 1-12003

Dear Mr. Dougherty:

      We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

40-F for the Fiscal Year Ended December 31, 2004

Narrative Description of the Business

Esquel, page 20

1.   We have reviewed your response to prior comment one. Further, we understand from our conversations with your counsel that the valuation models within the supplemental materials you provided, dated November 21, 2005, were not intended to be your impairment analysis of the Esquel project. Therefore, please provide us with your impairment analysis of the Esquel project, including all assumptions used, for all periods presented in accordance with U.S. and Canadian GAAP.

On a related point, please also provide us with the total amount of assets capitalized, in relation to the Esquel project, for all periods presented under U.S. and Canadian GAAP.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief